UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                            13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                  Capital City Bank Group, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                            13974105
                         (CUSIP Number)

 J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL (850) 671-0300 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 7, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No. 361719 10 7


1    NAMES OF REPORTING PERSONS                John B. Wight, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            (b)
     N/A



3    SEC USE ONLY



4    SOURCE OF FUNDS*                                          SC



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A



6    CITIZENSHIP OR PLACE OF ORGANIZATION                  U.S.A.



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER                     602,602

  8    SHARED VOTING POWER                         0

  9    SOLE DISPOSITIVE POWER                602,602

  10   SHARED DISPOSITIVE POWER                    0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             602,602



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [X]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.92%



14   TYPE OF REPORTING PERSON*     IN

Item 1.  Security and Issuer

     The class of equity security to which this Schedule 13D relates is the common stock, par value $.01 per share ("CCBG Common Stock"), of Capital City Bank Group, Inc., a Florida corporation ("CCBG" or the "Issuer"). The principal executive offices of CCBG are located at 217 North Monroe Street, Tallahassee, Florida 32301.

Item 2.  Identity and Background

          a.   John B. Wight, Jr.

          b.   420 North Broad Street
               Cairo, Georgia 31728

          c.   Director, CCBG

          d.   Not applicable.

          e.   Not applicable.

          f.   U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     On May 7, 1999, CCBG consummated its acquisition of Grady Holding Company ("GHC"). A significant portion of the stock of GHC was owned by John B. Wight, Jr. In the merger, Mr. Wight received over 5% of the outstanding CCBG Common Stock in exchange for his shares of GHC common stock.

Item 4.  Purpose of Transaction

     See response to Item 3 above.

          a.-j.     Not applicable.

Item 5.  Interest in Securities of the Issuer

          a. As of May 7, 1999, Mr. Wight acquired beneficial ownership of 602,602 shares of CCBG Common Stock, or 5.92% of the outstanding CCBG Common Stock.

               In addition, Mr. Wight's wife, Elizabeth V. Wight, acquired beneficial ownership of 92,708 shares, or 0.01% of the outstanding CCBG Common Stock as of May 7, 1999. Under the definition of "beneficial ownership" in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Wight may be deemed to be a beneficial owner of 92,708 shares of CCBG Common Stock held by his wife, Elizabeth V. Wight. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Wight is the beneficial owner of stock held by his wife.

     b. Mr. Wight has sole voting and investment power with respect to 602,602 shares of CCBG Common Stock.
          Mr. Wight has no voting or investment power with respect to the 92,708 shares of CCBG common stock held by his wife. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Wight disclaims beneficial ownership of the 92,708 shares held by his wife.

     c.   See response to Item 3 above.

          d.   Not applicable.

          e.   Not applicable.

Item 6.   Contacts, Arrangements, Understandings or Relationships
      With Respect to Securities of the Issuer

     Not applicable.

Item 7.   Material to be Filed as Exhibits

     Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 1999



 /s/ John B. Wight, Jr.
     John B. Wight, Jr.